

January 21, 2016

<u>**Via E-Mail**</u>
Steve Kronengold, Adv.
SRK Kronengold Law Offices
7 Oppenheimer St.
Rehovot 76701, Israel

      Re: Metalink Ltd.
             Schedule TO-T filed January 13, 2016 by Top Alpha Capital S.M. Ltd.
             SEC File No. 005-60529

Dear Mr. Kronengold:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule TO**</u>

1.   As you know, you have submitted a request for exemptive relief from certain U.S. tender offer rules in connection with this offer. We are continuing to consider your request, as revised, and may have additional comments on your filings, depending on the disposition of your exemptive request. Please confirm your understanding in your response letter.

2.   You have omitted financial and pro forma financial information for the Bidder because the Bidder believes that such financial statements are not material in the context of this offer. However, we note that you are outside the purview of Instruction 2 to Item 10 of Schedule TO which articulates when financial statement are not material because this is a partial offer by a non-reporting company. In addition, the offer is for 20.44% of Metalink's outstanding ordinary shares. After the offer, the Bidder will own 45.34% of Metalink. Under these circumstances, we believe that bidder financial statements and pro formas may be material. Please include the disclosure required by Item 10 of Schedule TO and

Item 1010(a) and (b) of Regulation M-A, or provide your analysis as to why such disclosure is not material here.

3.   We note that the Bidder currently owns 24.9% of the issued and outstanding Metalink ordinary shares. Given the existing affiliate status of the Bidder as to Metalink, please provide us your analysis whether this offer is subject to Rule 13e-3 and confirm in your response letter (if true) that this offer is not the first step in a series of transactions that may have one of the effects enumerated in Rule 13e-3(a)(3)(ii).

Offer to Purchase

4.   We note several references to various announcements made at 10:00 a.m. New York time the day after the offer expires in connection with an extension of the offer. Please revise your offer to ensure that you comply with Rule 14e-1(d), which requires such announcements to be made no later than **9:00 a.m.** Eastern time.

Cover Page

5.   We note your disclosure that you are making an offer for 550,000 ordinary shares of Metalink and, in a specific event, for only 135,000 ordinary shares of Metalink. We do not believe such offer structure complies with Item 1004 of Regulation M-A or with Rule 14e-1(b). Please revise the terms of your offer or advise.

Introduction, page 5

6.   We note the reference to clauses (a) and (c) in Section 11 of your offer document in the last paragraph on page 5. We also note there is no clause (c) in the "Conditions" section of your offer document. Please revise.

Background of the offer, page 8

7.   We note that the company is currently not operating any business. Please revise this section to describe the "long-term prospects" to which you refer. Is there any specific aspect of the company's structure that would result in long-term prospects?

8.   We note your disclosure on page 9 that you intend to purchase an additional 800,000 ordinary shares of Metalink in the seven days after the offer is completed, if you are able to purchase 550,000 ordinary shares in the offer. Please provide us your detailed legal analysis of your compliance with Rule 14e-5 in connection with the arrangements to purchase the 800,000 ordinary shares after the offer is completed.

Conditions of the Offer, page 23

9.   Refer to condition (b)(1). Revise your disclosure to define a "reasonable offeror."
      Also, and related to the sentence above, it appears that the definition of "event" as
      applied to this condition includes, in paragraphs (A) and (B) no materiality
      threshold. Note that conditions must be formulated in such a way that they are
      outside the control of the bidder. The absence of any materiality threshold appears
      to make this condition subject to your sole discretion. Please revise or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders
are in possession of all facts relating to the disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the
bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the bidder may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

      Please direct any questions to me at (202) 551-3619. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP
code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions